As filed with the Securities and Exchange Commission on September 3, 2010	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Independent Bank Corporation
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	38-2032782 (I.R.S. Employer Identification Number)
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert N. Shuster
Chief Financial Officer
230 West Main Street
Ionia, Michigan 48846
(616) 527-5820
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael G. Wooldridge
Varnum LLP
333 Bridge Street, P.O. Box 352
Grand Rapids, Michigan 49501-0352
(616) 336-6000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate Offering	Amount of
Title of each class of securities to be registered	Registered(1)	Per Unit(2)	Price(2)	Registration Fee
Common Stock, no par value per share	1,502,468	$1.94	$2,914,787.92	$207.82

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the registrant’s common stock as reported on The NASDAQ Global Market on September 1, 2010.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this offer and sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 2010
PROSPECTUS
1,502,468 Shares
Common Stock
     This prospectus relates to the disposition from time to time of up to 1,502,468 shares of our common stock that we may issue to the selling stockholder listed in the section beginning on page 14 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder are issuable to Dutchess Opportunity Fund, II, LP (“Dutchess”), pursuant to an Investment Agreement between us and Dutchess, dated July 7, 2010. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The selling stockholder may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled “Plan of Distribution” beginning on page 14 of this prospectus. We will not be paying any underwriting discounts or commissions in connection with any offering of common stock under this prospectus.
     Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBCPD”. As of September 2, 2010, the closing sale price for our common stock on the Nasdaq Global Select Market was $2.43 per share. However, there is a risk our common stock could be delisted from the Nasdaq Global Select Market in the near future. Please see “Market Price and Dividend Information” on page 8 for more information.
     Investing in our common stock involves risks. We encourage you to read and carefully consider this prospectus in its entirety, in particular the risk factors beginning on page 6, for a discussion of factors that you should consider with respect to this offering.
     The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is [•], 2010.

     This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (“SEC”), using the “shelf” registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the common stock described in this prospectus.
     You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.
     We urge you to read carefully this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before deciding whether to invest in any of the common stock being offered.
     As used in this prospectus, the terms “we,” “our,” “us,” and “IBC” refer to Independent Bank Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to “our bank” or “Independent Bank” in this prospectus, we are referring to Independent Bank, a Michigan banking corporation and wholly-owned subsidiary of Independent Bank Corporation.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock that may be sold by the selling stockholder from time to time in one or more offerings. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules to the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or incorporated by reference as an exhibit to the registration statement.
     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-7818):
•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 26, 2010;

•	our Current Report on Form 8-K filed with the SEC on January 27, 2010;

•	our Current Report on Form 8-K filed with the SEC on January 29, 2010;

•	our Current Report on Form 8-K filed with the SEC on February 3, 2010;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 24, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 2, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 6, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 9, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 12, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 21, 2010;

•	our Current Reports on Form 8-K filed with the SEC on April 23, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 30, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 11, 2010;

•	our Current Reports on Form 8-K filed with the SEC on May 14, 2010;

•	our Current Report on Form 8-K filed with the SEC on May 28, 2010;

•	our Current Reports on Form 8-K filed with the SEC on June 4, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 21, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 23, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 25, 2010;

•	our Current Report on Form 8-K filed with the SEC on July 27, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 6, 2010; and

•	our Current Report on Form 8-K filed with the SEC on August 31, 2010.

     Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in an amendment or supplement to this prospectus modifies or replaces such information.
     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to: Independent Bank Corporation, Attn: Investor Relations, 230 West Main Street, Ionia, Michigan 48846. Our telephone number is (616) 527-5820. In addition, all of the documents incorporated by reference into this prospectus may be accessed from our web site at http://www.IndependentBank.com.
FORWARD-LOOKING STATEMENTS
     Discussions and statements in this prospectus and the documents incorporated by reference into this prospectus that are not statements of historical fact, including, without limitation, statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “forecast,” “anticipate,” “estimate,” “project,” “intend,” “likely,” “optimistic” and “plan,” and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services, and projections of our future revenue, earnings or other measures of economic performance, forecasts of credit losses and other asset quality trends, predictions as to our bank’s ability to maintain certain regulatory capital standards, our expectation that we will have sufficient cash on hand to meet expected obligations during 2010, and our expectations regarding a decrease in payment plan receivables held by Mepco and the resulting effect on our net interest margin. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals and, by their nature, are subject to assumptions, risks, and uncertainties. Although we believe that the expectations, forecasts, and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the risks and uncertainties detailed under “Risk Factors” set forth in this prospectus and the following:
•	our ability to successfully raise new equity capital in a public offering, effect a conversion of our outstanding preferred stock held by the U.S. Department of the Treasury (the “Treasury”) into our common stock, and otherwise implement our Capital Plan;

•	the failure of assumptions underlying the establishment of and provisions made to our allowance for loan losses;

•	the timing and pace of an economic recovery in Michigan and the United States in general, including regional and local real estate markets;

•	the ability of our bank to remain well-capitalized;

•	increased competition for deposits and loans which could affect portfolio compositions, rates, and terms;

•	changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of our earning assets;

•	the failure of assumptions underlying our estimate of probable incurred losses from vehicle service contract payment plan counterparty contingencies, including our assumptions regarding future cancellations of vehicle service contracts, the value to us of collateral that may be available to recover funds due from our counterparties, and our ability to enforce the contractual obligations of our counterparties to pay amounts owing to us;

•	further adverse developments in the vehicle service contract industry, whose current turmoil has increased the credit risk and reputation risk for our subsidiary, Mepco;

•	potential limitations on our ability to access and rely on wholesale funding sources;

•	the continued services of our management team, particularly as we work through our asset quality issues and the implementation of our Capital Plan;

•	implementation of the recently enacted “Dodd-Frank Wall Street Reform and Consumer Protection Act” or other new legislation, which may have significant effects on us and the financial services industry, the exact nature and extent of which cannot be determined at this time;

•	the impact of compensation and other restrictions imposed under the Troubled Asset Relief Program (“TARP”) until the Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement, dated as of April 2, 2010, between IBC and the Treasury (the “Exchange Agreement”) or the amended and restated Warrant, dated April 16, 2010, we issued to the Treasury in connection therewith (the “amended and restated Warrant”);

•	changes in the scope and cost of FDIC insurance, increases in regulatory capital requirements, and changes in the TARP’s Capital Purchase Program;

•	the impact of legislative and regulatory changes, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application of such laws, regulations, and policies by regulators;

•	the potential loss of core deposits if the challenging banking environment persists or the economy significantly deteriorates;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and the financial services industry;

•	the risk that sales of our capital stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes;

•	the risk that our common stock may be delisted from the Nasdaq Global Select Market;

•	the ability to manage the risks involved in the foregoing; and

•	other factors and risks described under “Risk Factors” in this prospectus and the documents incorporated by reference into this prospectus, which we urge you to read carefully.
     In addition, other factors not currently anticipated may also materially and adversely affect our results of operations, cash flows, financial position, and prospects. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this prospectus and the information incorporated herein by reference are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUMMARY
     This summary does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read the entire prospectus (as supplemented and amended), including the “Risk Factors” section as well as the financial data and related notes, risk factors and other information incorporated by reference in this prospectus, before making an investment decision.
About Independent Bank Corporation
     Independent Bank Corporation, headquartered in Ionia, Michigan, is a regional bank holding company providing commercial banking services to individuals, small to medium-sized businesses, community organizations, and public entities. Our wholly-owned banking subsidiary, Independent Bank, was founded in 1864 and operates 105 banking offices that are primarily located in mid-sized Michigan communities such as Grand Rapids, Battle Creek, Lansing, Troy, Bay City, and Saginaw, as well as more rural and suburban communities throughout the lower peninsula of Michigan.
     Our bank provides a comprehensive array of products and services to individuals and businesses in the markets we serve. These products and services include checking and savings accounts, commercial loans, direct and indirect consumer financing, mortgage lending, and commercial and municipal treasury management services. Our bank’s mortgage lending activities are primarily conducted through a separate mortgage bank subsidiary. In addition, Mepco Finance Corporation (“Mepco”), a wholly-owned subsidiary of our bank, acquires and services payment plans used by consumers to purchase vehicle service contracts and similar products provided and administered by third parties. We also offer title insurance services through a separate subsidiary of our bank and investment and insurance services through a third party agreement with PrimeVest Financial Services.
Corporate Information
     Our principal executive offices are located at 230 West Main Street, Ionia, Michigan 48846, and our telephone number at that address is (616) 527-5820.
     Our common stock trades on The NASDAQ Global Select Market under the ticker symbol “IBCPD.”
Background
     Our bank began to experience rising levels of non-performing loans and higher provisions for loan losses in 2006 as the Michigan economy experienced economic stress ahead of national trends. Although our bank remained profitable through the second quarter of 2008, it has incurred significant losses since the third quarter of 2008, which have pressured its capital ratios.
     In December 2009, the board of directors of our bank adopted resolutions designed to enhance and strengthen our operations, performance, and financial condition. Importantly, the resolutions require our bank to achieve and maintain a minimum Tier 1 leverage ratio of 8% and a minimum total risk-based capital ratio of 11% by September 30, 2010. These minimum ratios established by the Board of our bank are above the minimum ratios required to be considered “well-capitalized” under federal regulatory standards. At June 30, 2010, although our bank continued to meet the requirements to be considered “well-capitalized” under federal regulatory standards, it was not yet in compliance with the Board-imposed minimum capital ratios. At June 30, 2010, the bank’s Tier 1 leverage ratio was 6.37% and its total risk-based capital ratio was 10.55%.
     In January 2010, our board of directors adopted a capital restoration plan (the “Capital Plan”) that documents our objectives and plans for meeting the target ratios established by our bank’s Board.
     To date, we have made progress on a number of initiatives to advance the Capital Plan:
•	On January 29, 2010, our shareholders approved an increase in the number of shares of common stock we are authorized to issue from 60 million to 500 million, approved the conversion of the preferred stock held by the Treasury into shares of our common stock, and approved the issuance of shares of our common stock in exchange for our outstanding trust preferred securities.

•	On April 16, 2010, the Treasury exchanged $72 million in aggregate liquidation value of our Series A Preferred Stock issued to the Treasury under TARP, plus approximately $2.4 million in accrued but unpaid dividends on such shares, into mandatory convertible preferred stock (new Series B Convertible Preferred Stock). We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock at any time, provided we meet certain conditions which include our completion of a new cash equity raise of not less than $100 million.

•	On June 23, 2010, we exchanged an aggregate of 5,109,125 newly issued shares of our common stock, as adjusted for the 10-for-1 reverse stock split which occurred on August 31, 2010, for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities.

•	On July 8, 2010, we filed with the SEC a registration statement, including a prospectus, to register $110 million of our common stock in a public offering as contemplated by our Capital Plan. To date, such registration statement has not become effective and we have not otherwise commenced the public offering.
     For more information, see our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated by reference into this prospectus.
Equity Line With Dutchess
     On July 7, 2010, we entered into the Investment Agreement with Dutchess that establishes an equity line facility (the “Equity Line”) as a contingent source of liquidity for our holding company. Under the Investment Agreement, Dutchess committed to purchase, subject to certain conditions, up to $15 million of our common stock, subject to the limitation that we may not issue more than approximately 1,502,468 shares to Dutchess without the approval of our shareholders. In connection with the Investment Agreement, we entered into a Registration Rights Agreement with Dutchess. The following is a summary of the Equity Line.
     The Investment Agreement entitles us to sell and obligates Dutchess to purchase, from time to time over a period of 36 months, shares of our common stock for cash consideration up to an aggregate of $15 million, subject to certain conditions and restrictions, including the limitation that we may not issue more than approximately 1,502,468 shares to Dutchess without the approval of our shareholders. The shares of common stock that may be issued to Dutchess under the Investment Agreement will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, we have filed a registration statement, of which this prospectus is a part, covering the possible resale by Dutchess of up to 1,502,468 shares that we may issue to Dutchess under the Investment Agreement. Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Dutchess pursuant to the Investment Agreement.
     The registration statement of which this prospectus is a part registers 1,502,468 shares of our common stock issuable pursuant to the Investment Agreement with Dutchess. Subject to our receipt of shareholder approval, we may file one or more registration statements covering the resale of additional shares of our common stock issuable pursuant to the Investment Agreement, up to an aggregate purchase price of $15 million including the purchase price paid by Dutchess to us for the shares offered hereby, beginning at the later of 60 days after Dutchess and its affiliates have resold substantially all of the common stock registered for resale under the registration statement of which this prospectus is a part, or six months after the effective date of the registration statement of which this prospectus is a part. However, we have no obligation to seek or obtain shareholder approval to issue shares of our common stock in excess of approximately 1,502,468.
     For a period of 36 months from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, we may, from time to time, at our sole discretion, and subject to certain conditions that we must satisfy, draw down the Equity Line by selling shares of our common stock to Dutchess. The amount we are entitled to put in any one “draw down” may not exceed the greater of (1) two, multiplied by the average daily volume of our common stock for the three trading days immediately prior to the date Dutchess receives a put notice from us, multiplied by the average of the three daily closing prices of the common stock immediately preceding such date, or (2) $250,000. The purchase price of these shares will be at a discount of 5% to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the date Dutchess receives a put notice from us and ending on and including the date that is four trading days after such date.
     The foregoing summary of the Equity Line does not purport to be complete and is qualified by reference to the Investment Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
Reverse Stock Split
     On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse stock split, each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock. All share or per share information included in this prospectus, excluding our consolidated financial statements and related notes incorporated by reference in this prospectus, has been retroactively restated to reflect the effects of the reverse stock split.

RISK FACTORS
     An investment in our common stock involves risks. You should carefully consider all of the information contained in this prospectus, including the risks described below and in “Item IA. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, as updated in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and all other information contained in or incorporated by reference in this prospectus (as supplemented and amended), before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section and in documents incorporated by reference in this prospectus (as supplemented and amended), as well as any cautionary language herein and therein, provide examples of risks, uncertainties, and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus and the documents incorporated by reference in this prospectus (as supplemented and amended) may also contain forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. See “Forward-Looking Statements.”
RISKS RELATED TO THIS OFFERING
We are registering the resale of 1,502,468 shares of common stock which may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.
We are registering the resale of 1,502,468 shares of common stock under the registration statement of which this prospectus forms a part. We may sell up to $15 million of our common stock to Dutchess pursuant to the Equity Line, subject to the limitation that we may not issue more than approximately 1,502,468 shares to Dutchess without the approval of our shareholders. The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.
Existing stockholders could experience dilution upon the issuance of common stock pursuant to the Equity Line.
Our Equity Line with Dutchess allows us to sell up to $15 million of our common stock to Dutchess, subject to the limitation described immediately above and subject to certain restrictions and obligations. If the terms and conditions of the Equity Line are satisfied, and if we choose to exercise our put rights to the fullest extent permitted without shareholder approval and sell 1,502,468 shares of our common stock to Dutchess, our existing shareholders’ ownership will be diluted by such sales. Consequently, the value of your investment may decrease.
Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.
The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a 5% discount to the lowest volume weighted average price, or VWAP, of our common stock during the five consecutive trading day period beginning on the date Dutchess receives a put notice from us and ending on and including the date that is four trading days after such date. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.
Each issuance of our common stock under the Equity Line, if any, may cause an anti-dilution adjustment to the conversion rate applicable to our Series B Convertible Preferred Stock and to the exercise price and the number of shares issuable under our amended and restated Warrant.
Each time we determine to issue shares of our common stock under the Equity Line, the issuance may cause an anti-dilution adjustment to the conversion rate applicable to our Series B Convertible Preferred Stock if the consideration per share is less than the conversion rate in effect immediately prior to such issuance. Similarly, each such issuance may cause an anti-dilution adjustment to the exercise price and the number of shares issuable under our amended and restated Warrant if the consideration per share is less than $7.234. Any such adjustment would result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock and the holder of the amended and restated Warrant, as applicable.
We may not be able to access sufficient funds under the Equity Line when needed.
Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on Dutchess’s obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our common stock. Accordingly, the Equity Line may not be available to satisfy all of our funding needs.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any sale of shares by us to Dutchess under the Investment Agreement will be made pursuant to an exemption from the registration requirements of the Securities Act. We intend to use the proceeds from any sales of our common stock to Dutchess for general corporate purposes and to meet liquidity needs of our holding company as our bank is unable to pay dividends as described below. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Dutchess. Accordingly, we will retain broad discretion over the use of these proceeds, if any.
DIVIDEND POLICY
     We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described below.
Current Prohibitions on Our Payment of Dividends
     Pursuant to resolutions adopted by our board in December 2009, we are currently prohibited from paying any dividends on our common stock without the prior written approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Michigan Office of Financial and Insurance Regulation (the “Michigan OFIR”). We may not rescind or materially modify these resolutions without notice to the Federal Reserve and the Michigan OFIR. Moreover, our primary source for dividends are dividends payable to us by our bank. The board of directors of our bank adopted similar resolutions in December 2009 that prohibit our bank from paying any dividends to us without the prior written approval of the Federal Reserve and the Michigan OFIR.
     In addition, as a result of our election to defer regularly scheduled quarterly payments on our outstanding trust preferred securities and our outstanding shares of Series B Convertible Preferred Stock, we are currently prohibited from paying any cash dividends on shares of our common stock. We may not pay any cash dividends on our common stock until all accrued but unpaid dividends and distributions on such senior securities have been paid in full. We do not have any current plans to begin making quarterly payments on our trust preferred securities or our Series B Convertible Preferred Stock.
     Moreover, even if we were to re-commence regularly scheduled quarterly payments on our outstanding trust preferred securities and Series B Convertible Preferred Stock, there are still significant restrictions on our ability to pay dividends on our common stock. Our agreements with Treasury prevent us from paying quarterly cash dividends on our common stock in excess of $0.10 per share and (with certain exceptions) repurchasing shares of common stock. These restrictions will remain in effect until the earlier of December 12, 2011 or such time as Treasury ceases to own any of our debt or equity securities acquired pursuant to the Exchange Agreement or the amended and restated Warrant.
Other Restrictions
     Aside from the specific restrictions set forth above that result from our current financial condition, there are other restrictions that apply under federal and state law to restrict our ability to pay dividends to our shareholders and the ability of our bank to pay dividends to us. For example, the Federal Reserve requires bank holding companies like us to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns.

MARKET PRICE AND DIVIDEND INFORMATION
     Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “IBCPD.” As of September 1, 2010, we had 7,513,348 shares of our common stock outstanding, which were held by approximately 2,156 shareholders. The following table sets forth, for the periods indicated and as adjusted for the 10-for-1 reverse stock split which occurred on August 31, 2010, the high and low sales prices per share and the cash dividends declared per share of our common stock.

			Cash
	Sales Price		Dividends
	Per Share		Declared per
	Low	High	Share

2010
Third Quarter through September 2, 2010	$1.70	$4.20	None
Second Quarter ended June 30, 2010	3.40	20.80	None
First Quarter ended March 31, 2010	6.43	12.00	None

2009
Fourth Quarter ended December 31, 2009	$5.90	$18.91	None
Third Quarter ended September 30, 2009	10.90	21.60	$0.10
Second Quarter ended June 30, 2009	11.10	29.00	0.10
First Quarter ended March 31, 2009	9.00	30.00	0.10

2008
Fourth Quarter ended December 31, 2008	$14.80	$69.50	$0.10
Third Quarter ended September 30, 2008	25.20	84.00	0.10
Second Quarter ended June 30, 2008	36.62	109.80	0.10
First Quarter ended March 31, 2008	75.00	141.20	1.10
     On September 2, 2010, the closing sales price of our common stock on the Nasdaq Global Select Market was $2.43 per share.
     On June 23, 2010, we received a letter from The Nasdaq Stock Market notifying us that we no longer meet Nasdaq’s continued listing requirements under Listing Rule 5450(a)(1) because the bid price for our common stock had closed below $1.00 per share for 30 consecutive business days. We have until December 20, 2010 to demonstrate compliance with this bid price rule by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive business days. If we are unable to establish compliance with the bid price rule within such time period, our common stock will be subject to delisting from the Nasdaq Global Select Market. However, in that event, we may be eligible for an additional grace period by transferring our common stock listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. This would require us to meet the initial listing criteria of the Nasdaq Capital Market, other than with respect to the minimum closing bid price requirement. If we are then permitted to transfer our listing to the Nasdaq Capital Market, we expect we would be granted an additional 180 calendar day period in which to demonstrate compliance with the minimum bid price rule.
     On April 27, 2010, our shareholders approved a reverse stock split. We effected this reverse stock split on August 31, 2010, pursuant to which each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock. Such reverse stock split could have a significant effect on the market price of our common stock. The primary objective of the reverse stock split is to raise the per share trading price of the Company’s common stock sufficiently above the $1.00 minimum bid price requirement imposed by Nasdaq listing standards so that our common stock can continue to be listed on the Nasdaq Global Select Market. As a result of the reverse stock split, we anticipate that we will regain compliance with the Nasdaq minimum bid price rule; however, there is no assurance the price will be maintained at a level necessary for us to comply in the long term.
     There are restrictions that currently materially limit our ability to pay dividends on our common stock and that may continue to materially limit future payment of dividends on our common stock. See “Dividend Policy” above.

DESCRIPTION OF OUR CAPITAL STOCK
     The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our articles of incorporation and bylaws because they describe the rights of holders of our common stock. Our articles of incorporation and bylaws are exhibits to the registration statement filed with the SEC of which this prospectus is a part.
Common Stock
General
     Our authorized capital stock consists of 500,000,000 shares of common stock and 200,000 shares of preferred stock (described below). As of September 1, 2010, there were 7,513,348 shares of common stock and 74,426 shares of preferred stock outstanding. Effective as of April 9, 2010, we amended our articles of incorporation to delete any reference to par value with respect to our common stock, which previously had a par value of $1.00 per share. The amendment was approved by our board on April 6, 2010, pursuant to the authority granted it under Sections 301a and 611(2) of the Michigan Business Corporation Act. Effective as of August 31, 2010, we implemented a reverse stock split, pursuant to which each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock.
     All of the outstanding shares of our common stock are fully paid and nonassessable. Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive:
•	dividends when, as, and if declared by our board out of funds legally available for the payment of dividends; and

•	in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of our preferred stock, as provided in our articles of incorporation.
     We do not currently pay any cash dividends on our common stock and are currently prohibited from doing so. See “Dividend Policy” above for information regarding these prohibitions and other restrictions that materially limit our ability to pay dividends on our common stock.
     Under our agreements with the Treasury, including the Exchange Agreement described above, we are only permitted to repurchase shares of our common stock under limited circumstances, including the following:
•	in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice;

•	the redemption or repurchase of rights pursuant to any shareholders’ rights plan;

•	our acquisition of record ownership of common stock or other securities that are junior to or on a parity with the Series B Convertible Preferred Stock for the beneficial ownership of any other persons, including trustees or custodians; and

•	the exchange or conversion of our common stock for or into other securities that are junior to or on a parity with the Series B Convertible Preferred Stock or trust preferred securities for or into common stock or other securities that are junior to or on a parity with the Series B Convertible Preferred Stock, in each case solely to the extent required pursuant to binding contractual agreements entered into prior to December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.
     Except with respect to certain Designated Matters (defined below), Treasury has agreed in the Exchange Agreement to vote all shares of our common stock acquired upon conversion of the Series B Convertible Preferred Stock or upon exercise of the amended and restated Warrant that are beneficially owned by it and its controlled affiliates in the same proportion (for, against or abstain) as all other shares of our common stock are voted. “Designated Matters” means (i) the election and removal of our directors, (ii) the approval of any merger, consolidation or similar transaction that requires the approval of our shareholders, (iii) the approval of a sale of all or substantially all of our assets or property, (iv) the approval of our dissolution, (v) the approval of any issuance of any of our securities on which our shareholders are entitled to vote, (vi) the approval of any amendment to our organizational documents on which our shareholders are entitled to vote, and (vii) the approval of any other matters reasonably incidental to the foregoing as determined by the Treasury.
     In addition, as a bank holding company, our ability to pay dividends on our common stock is affected by the ability of our bank to pay dividends to us under applicable laws, rules and regulations. The ability of our bank, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See “Dividend Policy” above for more information.

     Each holder of our common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of our common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any additional shares of our common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “IBCPD.” However, as described under “Market Price of and Dividends on Our Common Stock” above, our common stock may be delisted from Nasdaq in the near future.
     Certain Restrictions under Federal Banking Laws
     As a bank holding company, the acquisition of large interests in our common stock is subject to certain limitations described below. These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in our common stock that may otherwise be in our best interests and the best interests of our shareholders.
     The federal Bank Holding Company Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would require the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. In addition, the federal Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.
     Certain Other Limitations
     In addition to the foregoing limitations, our articles of incorporation and bylaws contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for our shareholders to replace incumbent directors with new directors who may be willing to entertain changes that our shareholders may believe will lead to improvements in our business.
Preferred Stock
     Our authorized capital stock includes 200,000 shares of preferred stock, no par value per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations, and relative rights of each series, including dividend rates, terms of redemption, liquidation amounts, sinking fund requirements, and conversion rights, all without any vote or other action on the part of our shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.
     Series B Convertible Preferred Stock
     On April 16, 2010, we issued 74,426 shares of Series B Fixed Rate Cumulative Mandatorily Convertible Preferred Stock (the “Series B Convertible Preferred Stock”) to the Treasury pursuant to the terms of the Exchange Agreement. Under the Exchange Agreement, the Treasury accepted the shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under its Capital Purchase Program, plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock have an aggregate liquidation amount equal to $74,426,000.
     With the exception of being convertible into shares of our common stock, the terms of the Series B Convertible Preferred Stock are substantially similar to the terms of the Series A Preferred Stock that were exchanged. The Series B Convertible Preferred Stock qualifies as Tier 1 regulatory capital, subject to limitations, and pays cumulative dividends quarterly at a rate of 5% per annum through February 14, 2014, and 9% per annum thereafter. The Series B Convertible Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect such shares. If dividends on the Series B Convertible Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, our authorized number of directors will be automatically increased by two and the holders of the Series B Convertible Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at our next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors would be elected annually and serve until all accrued and unpaid dividends on the Series B Convertible Preferred Stock have been paid.
     The Series B Convertible Preferred Stock is callable at par plus accrued and unpaid dividends at any time (however, if a redemption occurs on or after the first dividend payment date falling on or after the second anniversary of the issuance of the Series B Convertible Preferred Stock, the redemption price is the greater of (i) par plus accrued and unpaid dividends, and (ii) the product of the conversion rate (as described below) and the average of the market prices per share of our common stock over the 20 consecutive trading day period after the notice of redemption is given, plus all accrued and unpaid dividends).
     The terms of the Exchange Agreement carry over the restrictions on dividends and repurchases from the original transaction with the Treasury in all material respects. Specifically, the terms of the transaction with the Treasury include prohibitions on our ability to pay dividends and repurchase our common stock. Until the Treasury no longer holds any Series B Convertible Preferred Stock, we will not be able to declare or pay any dividends, nor will we be permitted to repurchase any of our common stock unless all accrued and unpaid dividends on all outstanding shares of Series B Convertible Preferred Stock have been paid in full, subject to the availability of certain limited exceptions (e.g., for purchases in connection with benefit plans).
     The Treasury (and any subsequent holder of the shares) has the right to convert the Series B Convertible Preferred Stock into our common stock at any time, subject to the receipt of any applicable approvals. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock, to the extent required.
     On June 23, 2010, we completed the exchange of an aggregate of 5,109,125 newly issued shares of our common stock for $41.4 million in aggregate liquidation amount of our outstanding trust preferred securities. As a result, we have satisfied the condition to our ability to compel a conversion of the Series B Convertible Preferred Stock that at least $40 million aggregate liquidation amount of our trust preferred securities are exchanged for shares of our common stock.
     If converted by the Treasury (or any subsequent holder) or by us pursuant to either of the above-described conversion rights, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $750 and the denominator of which is $7.233, referred to as the “conversion rate,” provided that such conversion rate will be subject to certain anti-dilution adjustments. As an example only, at the time they were issued, the shares of Series B Convertible Preferred Stock were convertible into approximately 7.7 million shares of our common stock.
     The conversion rate is subject to anti-dilution adjustments that may result in a greater number of shares being issued to the holder of the Series B Convertible Preferred Stock. Specifically, the conversion rate is subject to adjustment in the event of any of the following:

•	Cash Offering. If we issue shares of our common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for such shares) to one or more investors other than the Treasury pursuant to an offering providing a minimum aggregate amount of $100 million in cash proceeds to us at a consideration per share (or having a conversion price per share) that is less than 90% of the market price of our common stock on the trading day immediately preceding the pricing of such offering (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock), then the conversion rate is subject to adjustment.

•	Other Issuances of Common Stock. If we otherwise issue shares of our common stock or convertible securities, other than pursuant to certain “permitted transactions” (including issuances to fund acquisitions or in connection with employee benefit plans and compensation arrangements or a public or broadly marketed registered offering for cash), at a consideration per share (or having a conversion price per share) that is less than the conversion rate in effect immediately prior to such issuance, then the conversion rate is subject to adjustment.

•	Stock Splits, Subdivisions, Reclassifications or Combinations. If we (i) pay a dividend or make a distribution on our common stock in shares of our common stock, (ii) subdivide or reclassify the outstanding shares of our common stock into a greater number of such shares, or (iii) combine or reclassify the outstanding shares of our common stock into a smaller number of such shares, then the conversion rate is subject to adjustment.

•	Other Events. The conversion rate is also subject to adjustment in connection with certain distributions to our shareholders (excluding permitted cash dividends and certain other distributions) and in connection with a pro rata repurchase of our common stock. In addition, if any event occurs as to which the other anti-dilution adjustments are not strictly applicable or, if strictly applicable, would not fairly and adequately protect the conversion rights of the Treasury in accordance with their intent, then we must make such adjustments in the application thereof as necessary to protect such conversion rights.
     Unless earlier converted by the Treasury (or any subsequent holder) or by us as described above, the Series B Convertible Preferred Stock will convert into shares of our common stock on a mandatory basis on the seventh anniversary of the date of issuance. In any such mandatory conversion, each share of Series B Convertible Preferred Stock (liquidation amount of $1,000 per share) will convert into a number of shares of our common stock equal to a fraction, the numerator of which is $1,000 and the denominator of which is the market price of the Company’s common stock at the time of such mandatory conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock).
     At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock, in which case the number of shares to be issued will be equal to the amount of accrued and unpaid dividends to be paid in common stock divided by the market price of our common stock at the time of conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock). Accrued and unpaid dividends on the Series B Convertible Preferred Stock totaled approximately $0.8 million at June 30, 2010.
     The maximum number of shares of our common stock that may be issued upon conversion of all Series B Convertible Preferred Stock (including any accrued dividends) is 14.4 million, unless we receive shareholder approval to issue a greater number of shares.
     As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 346,154 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be the same as the conversion rate applicable to the Series B Convertible Preferred Stock described above.
     As a result of the transactions contemplated by the Exchange Agreement, all outstanding shares of Series A Preferred Stock were surrendered in exchange for the Series B Convertible Preferred Stock. As a result, our only series of preferred stock issued and outstanding is our Series B Convertible Preferred Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of June 30, 2010, no person was known by us to be the beneficial owner of 5% or more of our common stock.
     The following table sets forth the beneficial ownership of our common stock by our named executives, set forth in the compensation table above, and by all directors and executive officers as a group as of June 30, 2010, as adjusted for the 10-for-1 reverse stock split which occurred on August 31, 2010:

	Amount and
	Nature of
	Beneficial		Percent of
Name	Ownership(1)		Outstanding
Michael M. Magee	15,468	(2)	. 20
Robert N. Shuster	15,685		. 21
David C. Reglin	9,840		. 13
William B. Kessel	3,840		. 05
Stefanie M. Kimball	2,693		. 04
All executive officers and directors as a group (consisting of 18 persons)	365,359	(3)	4.82

(1)	In addition to shares held directly or under joint ownership with their spouses, beneficial ownership includes shares that are issuable under options exercisable within 60 days, and shares that are allocated to their accounts as participants in the ESOP.

(2)	Includes 1,043 common stock units held in a deferred compensation plan.

(3)	Beneficial ownership is disclaimed as to 202,634 shares, all of which are held by the Independent Bank Corporation Employee Stock Ownership Trust (which is the beneficial owner of 219,375 shares of our common stock (or 2.92%) as of June 30, 2010).
CERTAIN MANAGEMENT RELATIONSHIPS AND BENEFITS
Equity Compensation Plan Information
     We maintain certain equity compensation plans under which our common stock is authorized for issuance to employees and directors, including our Non-employee Director Stock Option Plan, Employee Stock Option Plan and Long-Term Incentive Plan.
     The following sets forth certain information regarding our equity compensation plans as of December 31, 2009, as adjusted for the 10-for-1 reverse stock split which occurred on August 31, 2010.

(c)
	(a)		Number of securities
	Number of		remaining available for
	securities to be	(b)	future issuance under
	issued upon exercise	Weighted-average	equity compensation
	of outstanding	exercise price of	plans (excluding
	options, warrants	outstanding options,	securities reflected in
Plan Category	and rights	warrants and rights	column (a))

Equity compensation plans approved by security holders	110,000	$131.89	53,000

Equity compensation plan not approved by security holders	None		None
Certain Relationships and Related Transactions
     Our board of directors and executive officers and their associates were customers of, and had transactions with, our bank subsidiary in the ordinary course of business during 2009. All loans and commitments included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve an unusual risk of collectability or present other unfavorable features. Such loans totaled $599,000 at December 31, 2009, equal to 0.5% of shareholders’ equity.

SELLING STOCKHOLDER
     This prospectus relates to the possible resale by Dutchess, as the selling stockholder, of shares of common stock that we may issue pursuant to the Investment Agreement we entered into with Dutchess on July 7, 2010. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement we entered into with Dutchess on July 7, 2010. For more information on our Equity Line with Dutchess, see “Summary” above.
     Pursuant to this prospectus, the selling stockholder may from time to time offer, sell or otherwise dispose of any or all of the shares that it acquires under the Investment Agreement in the manner contemplated under “Plan of Distribution” in this prospectus (as supplemented and amended).
     The following table presents information regarding Dutchess, as the selling stockholder, and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of September 2, 2010. The number of shares in the column “Number of Shares of Common Stock Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale or other disposition of any of the shares.
     The information set forth below is based upon information obtained from the selling stockholder. The information regarding shares to be beneficially owned after the offering assumes the sale of all shares offered by the selling stockholder under this prospectus. The percentage of shares owned prior to and after the offering is based both on 7,513,348 shares of our common stock outstanding as of September 1, 2010, and on the assumption that the 1,502,468 shares of common stock issuable under the Investment Agreement that we are registering for resale on the registration statement of which this prospectus is a part, but no additional shares of common stock, are outstanding as of that date.

Number of
	Shares of Common Stock		Shares of	Shares of Common Stock
	Beneficially Owned Prior		Common	to be Beneficially Owned
	to Offering(1)		Stock	After Offering(1)
Name of Selling Stockholder	Number	Percent	Being Offered(3)	Number	Percent
Dutchess Opportunity Fund, II, LP(2)	—	—%	1,502,468	—	—%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares indicated in the table.

(2)	Dutchess is a Delaware limited partnership controlled by Dutchess Capital Management, II, LLC. Michael Novielli and Douglas H. Leighton are managing members of Dutchess Capital Management, II, LLC with voting and investment power over the shares. The business address of Dutchess is 50 Commonwealth Avenue, Suite 2, Boston, MA 02116.

(3)	Represents the maximum number of shares issuable by us and purchasable by Dutchess under the Investment Agreement without shareholder approval.
PLAN OF DISTRIBUTION
     We are registering 1,502,468 shares of common stock under this prospectus on behalf of Dutchess. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
     The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Dutchess is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Dutchess has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the NASDAQ Global Market, on the over-the-counter market, otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:
•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of NASDAQ;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.
     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
     Any broker-dealers participating in such transactions as agent may receive commissions from Dutchess (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Dutchess to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Dutchess, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Dutchess. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NASDAQ Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:
•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
     Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Dutchess and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.
     We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, and administrative expenses. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents associated with the sale of the shares.
     Under the terms of the Registration Rights Agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

     At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
LEGAL MATTERS
     The validity of the shares of common stock to be issued in this offering will be passed upon for us by Varnum LLP, Grand Rapids, Michigan.
EXPERTS
     The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009, which are incorporated by reference in this prospectus, have been included in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses to be paid in connection with the offering of the common stock being registered, all of which will be paid by us. All of the amounts shown are estimates, except the SEC Registration Fee.

Amount
SEC Registration Fee		$207.82
Registrant’s Legal Fees and Expenses		[•]
Registrant’s Accounting Fees and Expenses		[•]
Printing and EDGAR Expenses		[•]
Other		[•]

Total	$	[•]
Pursuant to the Registration Rights Agreement that we have entered into with Dutchess, the selling stockholder will not bear any of the expenses of this offering, except for any underwriting discounts or commissions, broker’s fees or other similar selling fees, if any, attributable to the sale of the shares.

Item 14.	Indemnification of Directors and Officers.
Michigan Business Corporation Act
IBC is organized under the Michigan Business Corporation Act (the “MBCA”) which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.
The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney’s fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.
The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. IBC has obtained a policy of directors’ and officers’ liability insurance.
The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director’s actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.
IBC’s Articles of Incorporation and Bylaws
The Company’s Restated Articles of Incorporation, as amended, provide, among other things, for the indemnification of directors and officers and authorize the Board of Directors to indemnify other persons in addition to the officers and directors. Directors and officers are indemnified against any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding in which the director or officer is a witness or which is brought against such officer or director while serving at the request of the Company.

Insurance
The Company’s Restated Articles of Incorporation, as amended, authorize the purchase of insurance for indemnification purposes and that the right of indemnity in the Restated Articles of Incorporation, as amended, is not the exclusive means of indemnification.
Indemnification Agreements
The Company has entered into Indemnification Agreements with each of its directors that provides for additional indemnity protection for the directors, consistent with the provisions of the MBCA.
For the undertaking with respect to indemnification, see Item 17 below.

Item 15.	Recent Sales of Unregistered Securities.
On December 12, 2008, we entered into a Letter Agreement and Securities Purchase Agreement — Standard Terms with the Treasury under the Capital Purchase Program (CPP) of the Troubled Asset Relief Program (TARP), pursuant to which we sold, and the Treasury purchased, for an aggregate purchase price of $72 million in cash, 72,000 shares of our Series A Preferred Stock and a warrant to purchase 346,154 shares of our common stock at an exercise price of $31.20 per share, subject to anti-dilution adjustments, which number and amount are adjusted for the 10-for-1 reverse stock split which occurred on August 31, 2010.
On April 16, 2010, we closed the Exchange Agreement with the Treasury, pursuant to which the Treasury accepted our newly issued shares of Series B Convertible Preferred Stock in exchange for the entire $72 million in aggregate liquidation value of the shares of Series A Preferred Stock we issued to the Treasury under the Capital Purchase Program (CPP) of the Troubled Asset Relief Program (TARP), plus the value of all accrued and unpaid dividends on such shares of Series A Preferred Stock (approximately $2.4 million). The shares of Series B Convertible Preferred Stock are convertible into shares of our common stock. Subject to the receipt of any applicable approvals, the Treasury has the right to convert the Series B Convertible Preferred Stock into our common stock at any time. We have the right to compel a conversion of the Series B Convertible Preferred Stock into our common stock if the following conditions are met:
(i)	we receive appropriate approvals from the Federal Reserve;

(ii)	at least $40 million aggregate Liquidation Amount of trust preferred securities are exchanged for our common stock under the exchange offers described in the Exchange Offer Prospectus we filed with the SEC on April 15, 2010 as part of a registration statement on Form S-4;

(iii)	we complete a new cash equity raise of not less than $100 million on terms acceptable to the Treasury in its sole discretion (other than with respect to the price offered per share); and

(iv)	we make any required anti-dilution adjustments to the rate at which the Series B Convertible Preferred Stock is converted into our common stock.
The Series B Convertible Preferred Stock issued to the Treasury will convert into shares of our common stock at a 25% discount from the $1,000 liquidation value, subject to certain anti-dilution adjustments. At the time any shares of Series B Convertible Preferred Stock are converted into our common stock, we will be required to pay all accrued and unpaid dividends on the Series B Convertible Preferred Stock being converted in cash or, at our option, in shares of our common stock, in which case the number of shares to be issued will be equal to the amount of accrued and unpaid dividends to be paid in common stock divided by the market price of our common stock at the time of conversion (as such market price is determined pursuant to the terms of the Series B Convertible Preferred Stock). Accrued and unpaid dividends on the Series B Convertible Preferred Stock totaled approximately $0.8 million at June 30, 2010.
Unless earlier converted, the Series B Convertible Preferred Stock will convert into shares of our common stock on the seventh anniversary of the issuance of the Series B Convertible Preferred Stock, subject to the prior receipt of any required regulatory and shareholder approvals.
As part of the terms of the Exchange Agreement, we also amended and restated the terms of the Warrant, dated December 12, 2008, issued to the Treasury to purchase 346,154 shares of our common stock. The amended and restated Warrant issued upon the closing of the Exchange Agreement adjusted the exercise price of the Warrant to be consistent with the conversion price applicable to the Series B Convertible Preferred Stock described above.
All of these securities were sold in one or more private placements exempt from registration pursuant to Section 4(2) of the Securities Act. We did not engage in a general solicitation or advertising with regard to the issuance and sale of such securities and did not offer securities to the public in connection with this issuance and sale.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
Number	Description
3.1	Amended and Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3.1(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3.1(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3.1(c)	Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

3.1(d)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated August 31, 2010 and filed August 31, 2010).

3.2	Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.1	Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.2	Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.3	Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.4	Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.5	Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.6	Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.7	First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4.8	8.25% Junior Subordinated Debenture of Independent Bank Corporation dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.9	Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power (incorporated herein by reference to Exhibit 4.9 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

4.10	Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.11	Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.12	Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

4.13	Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

5.1	Opinion of Varnum LLP.

Exhibit
Number	Description
10.1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).

10.2	The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10.3	Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10.4	Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10.5	The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10.6	Independent Bank Corporation Long-term Incentive Plan, as amended through April 26, 2005, (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

10.7	Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.8	Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.9	Form of waiver executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.3 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.10	Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10.11	Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), Stefanie M. Kimball (Executive Vice President and Chief Lending Officer), and Mark L. Collins (Executive Vice President and General Counsel) (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10.12	Technology Outsourcing Renewal Agreement, dated as of April 1, 2006, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10 to our report on Form 10-Q for the quarter ended March 31, 2006).

10.13	Amendment to Technology Outsourcing Renewal Agreement, dated as of July 8, 2010, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated July 22, 2010 and filed July 27, 2010).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23.1	Consent of Crowe Horwath LLP.

23.2	Consent of Varnum LLP (as contained in Exhibit 5.1).

24.1	Power of Attorney (included with signature pages to this Registration Statement).

99.1	Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

99.2	Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.2 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

Item 17.	Undertakings.
     The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, state of Michigan, on September 3, 2010.
Independent Bank Corporation
(Registrant)

By:	/s/ Robert N. Shuster Robert N. Shuster	Date: September 3, 2010
Executive Vice President and
Chief Financial Officer
POWER OF ATTORNEY
KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Shuster, Michael M. Magee, Jr., and James J. Twarozynski, and each of them, as attorney-in-fact and agent, with full power of substitution and re-substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any such substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Robert N. Shuster Robert N. Shuster	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 3, 2010

/s/ Michael M. Magee, Jr. Michael M. Magee, Jr.	Director, President and Chief Executive Officer (Principal Executive Officer)	September 3, 2010

/s/ James J. Twarozynski James J. Twarozynski	Senior Vice President and Controller (Principal Accounting Officer)	September 3, 2010

/s/ Donna J. Banks Donna J. Banks	Director	September 3, 2010

/s/ Jeffrey A. Bratsburg Jeffrey A. Bratsburg	Director	September 3, 2010

/s/ Stephen L. Gulis, Jr. Stephen L. Gulis, Jr.	Director	September 3, 2010

/s/ Terry L. Haske Terry L. Haske	Director	September 3, 2010

/s/ Robert L. Hetzler Robert L. Hetzler	Director	September 3, 2010

Signature	Capacity	Date

/s/ James E. McCarty James E. McCarty	Director	September 3, 2010

/s/ Charles A. Palmer Charles A. Palmer	Director	September 3, 2010

Director
Charles C. Van Loan

Director
Clarke B. Maxson

EXHIBIT INDEX

Exhibit
Number	Description
3.1	Amended and Restated Articles of Incorporation, conformed through May 12, 2009 (incorporated herein by reference to Exhibit 3.1 to our Form S-4 Registration Statement dated January 27, 2010, filed under registration No. 333-164546).

3.1(a)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 99.1 to our current report on Form 8-K dated February 1, 2010 and filed February 3, 2010).

3.1(b)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 9, 2010 and filed April 9, 2010).

3.1(c)	Certificate of Designations for Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B, filed as an amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

3.1(d)	Amendment to Article III of the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our current report on Form 8-K dated August 31, 2010 and filed August 31, 2010).

3.2	Amended and Restated Bylaws, conformed through December 8, 2008 (incorporated herein by reference to Exhibit 3.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.1	Certificate of Trust of IBC Capital Finance II dated February 26, 2003 (incorporated herein by reference to Exhibit 4.1 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.2	Amended and Restated Trust Agreement of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.2 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.3	Preferred Securities Certificate of IBC Capital Finance II dated March 19, 2003 (incorporated herein by reference to Exhibit 4.3 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.4	Preferred Securities Guarantee Agreement dated March 19, 2003 (incorporated herein by reference to Exhibit 4.4 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.5	Agreement as to Expenses and Liabilities dated March 19, 2003 (incorporated herein by reference to Exhibit 4.5 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.6	Indenture dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.7	First Supplemental Indenture of Independent Bank Corporation issued to IBC Capital Finance II dated as of April 1, 2010 (incorporated herein by reference to Exhibit 4.4 to our Form S-4/A Registration Statement dated April 5, 2010, filed under registration No. 333-164546).

4.8	8.25% Junior Subordinated Debenture of Independent Bank Corporation dated March 19, 2003 (incorporated herein by reference to Exhibit 4.6 to our report on Form 10-Q for the quarter ended March 31, 2003).

4.9	Cancellation Direction and Release between Independent Bank Corporation, IBC Capital Finance II and U.S. Bank National Association dated as of June 23, 2010 and related Irrevocable Stock Power (incorporated herein by reference to Exhibit 4.9 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

4.10	Form of Certificate for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.11	Warrant dated December 12, 2008 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

4.12	Certificate for the Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series B (incorporated herein by reference to Exhibit 4.1 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

4.13	Amended and Restated Warrant dated April 16, 2010 to purchase shares of Common Stock of Independent Bank Corporation (incorporated herein by reference to Exhibit 4.2 to our current report on Form 8-K dated April 16, 2010 and filed April 21, 2010).

5.1	Opinion of Varnum LLP.

10.1	Deferred Benefit Plan for Directors (incorporated herein by reference to Exhibit 10(C) to our report on Form 10-K for the year ended December 31, 1984).

Exhibit
Number	Description
10.2	The form of Indemnity Agreement approved by our shareholders at its April 19, 1988 Annual Meeting, as executed with all of the Directors of the Registrant (incorporated herein by reference to Exhibit 10(F) to our report on Form 10-K for the year ended December 31, 1988).

10.3	Non-Employee Director Stock Option Plan, as amended, approved by our shareholders at its April 15, 1997 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated July 28, 1997, filed under registration No. 333-32269).

10.4	Employee Stock Option Plan, as amended, approved by our shareholders at its April 17, 2000 Annual Meeting (incorporated herein by reference to Exhibit 4 to our Form S-8 Registration Statement dated October 8, 2000, filed under registration No. 333-47352).

10.5	The form of Management Continuity Agreement as executed with executive officers and certain senior managers (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 1998).

10.6	Independent Bank Corporation Long-term Incentive Plan, as amended through April 26, 2005, (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

10.7	Letter Agreement, dated as of December 12, 2008, between Independent Bank Corporation and the United States Department of the Treasury, and the Securities Purchase Agreement—Standard Terms attached thereto (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.8	Form of Letter Agreement executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.9	Form of waiver executed by each of Michael M. Magee, Jr., Robert N. Shuster, William B. Kessel, Stefanie M. Kimball, and David C. Reglin (incorporated herein by reference to Exhibit 10.3 to our current report on Form 8-K dated December 8, 2008 and filed on December 12, 2008).

10.10	Exchange Agreement, dated April 2, 2010, between Independent Bank Corporation and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 2, 2010 and filed on April 2, 2010).

10.11	Form of waiver agreement executed by, among other employees, Michael M. Magee (President and Chief Executive Officer), William B. Kessel (Executive Vice President and Chief Operating Officer), Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), Stefanie M. Kimball (Executive Vice President and Chief Lending Officer), and Mark L. Collins (Executive Vice President and General Counsel) (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated April 16, 2010 and filed on April 21, 2010).

10.12	Technology Outsourcing Renewal Agreement, dated as of April 1, 2006, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10 to our report on Form 10-Q for the quarter ended March 31, 2006).

10.13	Amendment to Technology Outsourcing Renewal Agreement, dated as of July 8, 2010, between Independent Bank Corporation and Metavante Corporation (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K dated July 22, 2010 and filed July 27, 2010).

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to our report on Form 10-K for the year ended December 31, 2009).

23.1	Consent of Crowe Horwath LLP.

23.2	Consent of Varnum LLP (as contained in Exhibit 5.1).

24.1	Power of Attorney (included with signature pages to this Registration Statement).

99.1	Investment Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).

99.2	Registration Rights Agreement, dated July 7, 2010, between Independent Bank Corporation and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 99.2 to our Form S-1 Registration Statement dated July 8, 2010, filed under registration No. 333-168032).